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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                            Design Within Reach, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    250557105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Glenn J. Krevlin
                             Glenhill Advisors, LLC
                               598 Madison Avenue
                                   12th Floor
                            New York, New York 10022
                               Tel. (646) 432-0600

                                 With a copy to:
                              Stephen P. Wink, Esq.
                                 Cahill/Wink LLP
                           1001 Avenue of the Americas
                                   11th Floor
                               New York, NY 10018
                                 (212) 878-8895
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
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            13D, and is filing this schedule because of ss.ss.240.13d-1(e),
            240.13d-1(f) or 240.13d-1(g), check the following box.

            NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP NO. 250557105
--------------------------------------------------------------------------------

1        Name of Reporting Persons:
         I.R.S. Identification Nos. of above persons (entities only).

                       Glenn J. Krevlin
--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

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6        Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power          2,500,000
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power        0
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power     2,500,000

                                            ------------------------------------
                                     10     Shared Dispositive Power   0

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,500,000
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        17.4%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

         IN, HC
--------------------------------------------------------------------------------



CUSIP NO. 250557105
--------------------------------------------------------------------------------

1        Name of Reporting Persons:
         I.R.S. Identification Nos. of above persons (entities only).

                       Glenhill Advisors, LLC
                       13-4153005

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power          2,500,000
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power        0
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power     2,500,000

                                            ------------------------------------
                                     10     Shared Dispositive Power   0

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,500,000
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        17.4%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            HC/IA
--------------------------------------------------------------------------------

Item 1.

         The class of equity to which this statement relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Design Within Reach, Inc., a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are:

                                  Design Within Reach, Inc.
                                  225 Bush Street, 20th Floor
                                  San Francisco, CA 94104

Item 2.

         The names of the persons filing this statement are Glenn J. Krevlin, a citizen of the United States and Glenhill Advisors, LLC, a Delaware limited liability company. Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC. Glenhill Advisors, LLC is the managing member of each of Glenhill Capital Management, LLC, a Delaware limited liability company, and Glenhill Overseas Management, LLC, a Delaware limited liability company. Glenhill Capital Management, LLC is investment advisor to each of Glenhill Capital LP, a Delaware limited partnership and Glenhill Concentrated Long Master Fund, LLC, a Delaware limited liability company. Glenhill Overseas Management, LLC is investment advisor to Glenhill Capital Overseas Master Fund, LP, a Cayman Islands exempted partnership.

         The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is 598 Madison Avenue, 12th Floor, New York, New York 10022.

         During the last five years, neither of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Persons acquired the 2,500,000 to which this Statement relates with investment capital held by the entities listed below as follows:

(a) Glenhill Capital LP acquired 1,365,389 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $6,464,221.87.

(b) Glenhill Capital Overseas Master Fund, LP acquired 584,611 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $2,767,749.74.

(c) Glenhill Concentrated Long Master Fund LLC acquired 550,000 shares of Common Stock on the open market on November 16, 2005 for a total consideration of $2,603,889.43.

         The above amounts of total consideration include any commissions incurred in making the investments. The source of these funds was the working capital of the Reporting Persons.

Item 4.  Purpose of Transaction

         The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

         Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations and potential strategies to increase shareholder value. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

(a) As of the close of business on May 15, 2006, Glenn J. Krevlin and Glenhill Advisors, LLC were the Beneficial owners of 2,500,000 shares of Common Stock, which constitute in the aggregate 17.4% of the outstanding shares of Common Stock of the Issuer based on 14,329,795 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending April 1, 2006 filed by the Issuer.

(b) Each Reporting Person has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

(c) There were no transactions in the Common Stock by the Reporting Persons effected in the last 60 days.

(d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.





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                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 17, 2006


                                      /s/ GLENN J. KREVLIN
                                      ------------------------------------------
                                      Name:  Glenn J. Krevlin


                                      GLENHILL ADVISORS, LLC

                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                      Name:  Glenn J. Krevlin
                                      Title: Managing Member


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (see 18 U.S.C. 1001)